EXHIBIT 99.2

P R O X Y	Valley Ridge Financial Corp. 450 West Muskegon Avenue Kent City, Michigan 49330

Special Meeting of Shareholders--November 26, 2003

                    The undersigned shareholder appoints Richard L. Edgar and Michael E. McHugh, or either of them, each with the power to appoint his substitute, attorneys and proxies to represent the shareholder and to vote and act, with respect to all shares that the shareholder would be entitled to vote at the special meeting of shareholders of Valley Ridge Financial Corp. to be held on November 26, 2003, and at any adjournment of that meeting, on all matters that come before the meeting.

                    On the proposal to amend the Restated Articles of Incorporation to effect a 1-for-500 reverse stock split, vote my shares

☐  FOR                    ☐ Against                    ☐ Abstain

Your Board of Directors recommends that you vote FOR the proposal.

                    This proxy is solicited by the Board of Directors. If this proxy is properly signed and delivered, the shares represented by this proxy will be voted as specified. If no specification is made, the shares will be voted for the proposal to amend the Restated Articles of Incorporation. The shares represented by this proxy will be voted in the discretion of the proxies on any other matter that may come before the meeting or any adjournment of the meeting, including any proposal to adjourn the meeting.
Dated: ________________, 2003	Please sign exactly as your name appears on this proxy. If signing for estates, trusts, or corporations, title or capacity should be stated. If shares are held jointly, each holder should sign.

X
Signature

X
Signature if held jointly

IMPORTANT Please sign, date, and return this proxy promptly in the enclosed envelope.